UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2016
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.
CNPJ/MF: 02.429.144/0001-93
NIRE: 353.001.861-33
Publicly held corporation

MATERIAL FACT

CPFL Energia S.A. (“CPFL Energia” or “Company”), in compliance with the provisions of article 157, paragraph 4 of Law No. 6,404/76, of December 15, 1976, as amended, and Brazilian Securities Commission (“CVM”) Ruling No. 358, of January 3, 2002, informs to its shareholders and to the market at large that, in addition to the material fact disclosed by the Company on June 16, 2016, the acquisition by CPFL Jaguariúna Participações Ltda. (“CPFL Jaguariúna”) of all shares of the capital stock of AES Sul Distribuidora Gaúcha de Energia S.A. (“AES Sul”) held by AES Guaíba II Empreendimentos Ltda. (“AES Guaíba”) was completed on this date (“Transaction”).

The closing of the Transaction was preceded by the completion of the necessary conditions precedent as provided in the purchase and sale of shares agreement executed on June 15, 2016 between AES Guaíba, CPFL Jaguariúna, CPFL Energia and The AES Corporation and its amendments.

The total price paid by CPFL Jaguariúna to AES Guaíba was of one billion four hundred and three million reais (R$ 1,403,000,000.00) added of two hundred and ninety five million four hundred and fifty five thousand reais (R$ 295,455,000.00) regarding a capital increase of AES Sul subscribed by AES Guaíba on February 26, 2016, totaling one billion six hundred and ninety eight million four hundred and fifty five thousand Reais (R$ 1,698,455,000.00) (“Acquisition Price”). The Acquisition Price shall be adjusted in up to forty five (45) days counted as of the date hereof, based on certain variations in working capital and net debt.

The Company will keep the market informed of any developments in this Transaction.

São Paulo, October 31, 2016.

Gustavo Estrella

Chief Financial and Investor Relation Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 31, 2016

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.